46545 DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

No Act

January 17, 2006

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Re: General Electric Company
Incoming letter dated December 9, 2005

Dear Mr. Mueller:

This is in response to your letter dated December 9, 2005 concerning the shareholder proposal submitted to GE by Thomas J. Borelli. We also have received a letter on the proponent's behalf dated December 20, 2005. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Eric Finseth
Attorney-Adviser

Enclosures

cc: Steven J. Milloy
12309 Briarbush Lane
Potomac, MD 20854

GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com

rmueller@gibsondunn.com

RECEIVED
2005 DEC 12 PM 4:10
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

December 9, 2005

Direct Dial

(202) 955-8671

Fax No.

(202) 530-9569

Client No.

C 32016-00092

VIA HAND DELIVERY
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: *General Electric Company; Shareowner Proposal of Thomas J. Borelli*
Securities Exchange Act of 1934 -- Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that it is the intention of our client, General Electric Company ("GE"), to omit from its proxy statement and form of proxy for its 2006 Annual Meeting of Shareowners (collectively, the "2006 Proxy Materials") a shareowner proposal (the "Proposal") and a statement in support thereof received from Thomas J. Borelli (the "Proponent"). The Proposal requests that GE's Board of Directors report to GE's shareowners on the scientific and economic analyses relevant to GE's climate change policy. The Proposal and related correspondence are attached hereto as Exhibit A.

On behalf of our client, we hereby notify the Division of Corporation Finance of GE's intention to exclude the Proposal from its 2006 Proxy Materials, and we respectfully request that the staff of the Division of Corporation Finance (the "Staff") concur in our view that the Proposal is excludable pursuant to:

I. **Rule 14a-8(i)(3) and Rule 14a-8(i)(6) because the Proposal is impermissibly vague and indefinite in violation of Rule 14a-9; and**

II. **Rule 14a-8(i)(7) because the Proposal pertains to GE's ordinary business operations.**

Alternatively, if the Staff finds that the Proposal should not be excluded in its entirety on either of the above-described bases, we respectfully request that the Staff, pursuant to Rule 14a-8(i)(3), concur that GE may exclude a certain website citation from the Proposal.

THE PROPOSAL

The Proposal states:

> "Resolved: That, by the 2006 annual shareholder meeting, the Board of Directors report to shareholders on the scientific and economic analyses relevant to GE's climate change policy, omitting proprietary information and at reasonable cost.
>
> This report should discuss the:
>
> 1. Specific scientific data and studies relied on to formulate GE's climate change policy.
>
> 2. Extent to which GE believes human activity will significantly alter global climate, whether such change is necessarily undesirable and whether a cost-effective strategy for mitigating any undesirable change is practical.
>
> 3. Estimate of costs and benefits to GE of its climate change policy."

The Proposal is preceded by a number of paragraphs set forth under three "Whereas" clauses, and a supporting statement that follows the Proposal.

BASES FOR EXCLUSION

I. The Proposal May Be Excluded under Rule 14a-8(i)(3) and Rule 14a-8(i)(6) Because the Proposal is Vague and Indefinite and Because GE Lacks the Power to Implement It.

We believe that the Proposal is vague and indefinite, with the result that it violates the Rule 14a-9 prohibition on materially false and misleading statements. The Staff has consistently taken the position that vague and indefinite shareowner proposals are excludable under Rule 14a-8(i)(3) because "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (avail. Sept. 15, 2004); *Philadelphia Electric Co.* (avail. Jul. 30, 1992) (regarding the predecessor to Rule 14a-8(i)(3)). *See also Procter & Gamble Co.* (avail. Oct. 25, 2002). A proposal is considered vague and indefinite so as to justify exclusion where a company and its shareowners might interpret the proposal differently, such that "any action ultimately taken by the [c]ompany upon implementation of the proposal could be significantly different from the actions envisioned by the shareholders voting on the proposal." *Fuqua Industries, Inc.* (avail. Mar. 12, 1991).

The Proposal requests that GE "report to shareholders on the scientific and economic analyses relevant to GE's climate change policy." Although GE has announced six undertakings that constitute its "climate change strategy,"[1] GE has not announced a "climate change policy." GE's climate change strategy merely reports on certain product and production initiatives that GE is pursuing. Thus, notwithstanding the Proponent's frequent references to GE's "climate change policy," the Proponent never states what the purported policy is, and no where cites to where the purported policy can be found. Instead, the Proponent attempts to infer that GE's climate change strategy and GE's "Ecomagination" marketing campaign reflect a policy position on the science underlying climate change. Given the fact that GE does not have a "climate change policy," the resulting inability of the Proponent to either summarize or cite to any such policy, and the vague insinuations set forth in the "Whereas" clauses preceding the Proposal, shareowners could not know what actions GE would be expected to take in response to the Proposal, and GE would not know what actions would be expected of it if it sought to implement the Proposal.

The vague references in the Proposal to "GE's climate change policy" therefore are just like statements in the following shareowner proposals that the Staff has concurred are excludable under Rules 14a-8(i)(3) and 14a-8(i)(6). For example, in *SI Handling Systems, Inc.* (avail. May 5, 2000), the Staff concurred that the company could exclude a proposal requesting it to replace its current bylaws with its bylaws existing prior to 1996 because it was unclear what past bylaws, or specific provisions thereof, were being referred to. In *Alcoa Inc.* (avail. Dec. 24, 2002), the Staff concurred that the company could exclude a proposal calling for the implementation of "human rights standards" and a program to monitor compliance with these standards, because the proposal did not identify or summarize these standards, and thus shareowners and the company could not know what the proposal was asking the company to address. *See also, Int'l Business Machines Corp.* (avail. Feb. 5, 1980) (Staff concurred that the company could omit under Rule 14a-8(i)(3), as vague and indefinite, a shareowner proposal requesting a policy paper on "demonstrated affirmative responsibility" because there was no description in the proposal of what "demonstrated affirmative responsibility" means).

---

[1] GE's climate change strategy is discussed at page 41 of the GE 2005 Citizenship Report. A copy of the Citizenship Report is available at http://www.ge.com/en/citizenship/ehs/climate.htm

For the same reasons, we believe that the Proposal is excludable under Rule 14a-8(i)(6) because GE is unable to determine what actions would be required by the Proposal and, thus, lacks the power to implement the Proposal. A company lacks the power or authority to implement a proposal when the proposal "is so vague and indefinite that [the company] would be unable to determine what action should be taken." *Int'l Business Machines Corp.* (avail. Jan. 14, 1992). Because GE does not have a "climate change policy," GE could not implement the Proposal. Thus, the Proposal also may be excluded from the 2006 Proxy Materials under Rule 14a-8(i)(6).

This analysis differs from the one considered by the Staff in *Exxon Mobil Corporation* (avail. Mar. 19, 2004) and *Exxon Mobil Corporation* (avail. Mar. 15, 2005). In each of those letters, the company was asked to make available to shareowners the research data relevant to Exxon Mobil's stated position on the science of climate change, omitting proprietary information and at reasonable cost, and specifying that the data provided should address certain topics. There, Exxon Mobil had an explicit "stated position" on the science of climate change, which Exxon Mobil quoted in its no-action letters relating to the proposal. That "stated position" (specifically, that "scientific evidence [on climate change issues] remains inconclusive") was alleged by the proponent to be in conflict with various scientific studies. Here, as stated above, GE does not have a "climate change policy" and neither the Proposal nor the supporting statement identify what the Proposal means by the phrase "GE's climate change policy."

II. The Proposal May Be Excluded under Rule 14a-8(i)(7) Because the Proposal Pertains to GE's Ordinary Business Operations.

Rule 14a-8(i)(7) permits the omission of a shareowner proposal dealing with matters relating to a company's "ordinary business" operations. According to the Securities and Exchange Commission's (the "Commission") Release accompanying the 1998 amendments to Rule 14a-8, the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." *Release No. 34-40018* (May 21, 1998) (the "1998 Release").

In the 1998 Release, the Commission described the two "central considerations" for the ordinary business exclusion. The first was that certain tasks were "so fundamental to management's ability to run a company on a day to day basis" that they could not be subject to direct shareowner oversight. Examples of such tasks cited by the Commission were "management of the workforce, such as the hiring, promotion, and termination of employees, decisions on production quality and quantity, and the retention of suppliers." The second consideration related to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."

The Staff has also stated that a proposal requesting the dissemination of a report may be excludable under Rule 14a-8(i)(7) if the substance of the report is within the ordinary business of the issuer. *See Release No. 34-20091* (Aug. 16, 1983). In addition, the Staff has indicated, "[where] the subject matter of the additional disclosure sought in a particular proposal involves a matter of ordinary business . . . it may be excluded under rule 14a-8(i)(7)." *Johnson Controls, Inc.* (avail. Oct. 26, 1999).

A. *The Proposal Involves Ordinary Business Matters Because It Relates to the Assessment of Risk.*

The Proposal states that the report should discuss "[e]stimates of cost and benefits to GE of its climate change policy." This element of the Proposal does not address any significant policy issue or request GE to change its operations to address a significant policy issue, but instead implicates only the financial consequences, risks and benefits arising from a "climate change policy" that does not even exist. Thus, while we believe the Proposal is excludable because it is vague and indefinite and beyond GE's power to implement, even if shareowners and GE could determine what the report requested under the Proposal is supposed to address, the Proposal would be excludable because the subject of the report would relate to GE's ordinary business operations.

A long and well-established line of no-action letters demonstrates that proposals seeking detailed information on a company's assessment of the risks and benefits of aspects of its business operations do not raise significant policy issues and instead delve into the minutiae and details of the ordinary conduct of business. For example, in *Wachovia Corp.* (avail. Jan. 28, 2005), the Staff concurred that a proposal requesting a report on the effect on Wachovia's business strategy of the risks created by global climate change was within Wachovia's ordinary business operations as an evaluation of risk and was excludable. In *Chubb Corp.* (avail. Jan. 25, 2004), the Staff concurred that a proposal requesting a report providing a comprehensive assessment of Chubb's strategies to address the impacts of climate change on its business was within Chubb's ordinary business operations as an evaluation of risks and benefits and therefore was excludable. In both *Xcel Energy Inc.* (avail. Apr. 1, 2003) and *Cinergy Corp.* (avail. Feb. 5, 2003), the Staff concurred with the exclusion of proposals that requested a report disclosing "the economic risks associated with the [c]ompany's past, present and future emissions" of various greenhouse gases, and "the economic benefits of committing to a substantial reduction of those emissions related to its current business activities." In *The Dow Chemical Company* (avail. Feb. 23, 2005), the Staff concurred that the company could exclude a proposal requesting a report describing the reputational and financial impact of an environmental policy on Rule 14a-8(i)(7) grounds that it related to the company's ordinary business operations (*i.e.*, evaluation of risks and liabilities). In *The Dow Chemical Company* (avail. Feb. 13, 2004), the Staff concurred that the company could exclude under Rule 14a-8(i)(7) a proposal requesting a report related to certain toxic substances, including "the reasonable range of projected costs of remediation or liability." In concurring with the exclusion of the proposal, the Staff noted that it related to an evaluation of risks and liabilities. *See also Willamette Industries, Inc.* (avail. Mar. 20, 2001) (excluding a proposal related to a request for a report on environmental problems, including "an estimate of worst case financial exposure due to environmental issues for the next ten years"); *Mead Corp.* (avail. Jan. 31, 2001) (excluding a proposal related to a request for an economic or financial report of the company's environmental risks); *Boeing Co.* (avail. Feb. 25, 2005) (excluding a proposal relating to a request for estimated or anticipated cost savings associated with job elimination or relocation actions taken by the company over the past five years); *Potlatch Corp.* (avail. Feb. 13, 2001) (excluding a proposal related to a request for a report that was to include an assessment of environmental risks).

This line of precedents was summarized in Staff Legal Bulletin 14C (June 28, 2005) ("SLB 14C"). There, the Staff stated, "To the extent that a proposal and supporting statement focus on the company engaging in an internal assessment of the risks or liabilities that the company faces as a result of its operations that may adversely affect the environment or the public's health, we concur with the company's view that there is a basis for it to exclude the proposal under Rule 14a-8(i)(7) as relating to an evaluation of risk."

Here, the Proposal is seeking a report that includes "[e]stimates of costs and benefits to GE" of an indistinctly described policy that the Proposal describes as relating to environmental science. Under the foregoing precedent, even if the information requested under the Proposal was clear and within GE's power to provide, the Proposal would be excludable because that information encompasses information on GE's ordinary business operations.

B. *Regardless of Whether the Proposal Touches Upon Significant Social Policy Issues, the Entire Proposal is Excludable Due to the Fact That It Distinctly Addresses Ordinary Business Matters.*

The precedents set forth above support our conclusion that the Proposal addresses ordinary business matters and therefore is excludable under Rule 14a-8(i)(7). We recognize that in the *Exxon Mobil Corporation* letters cited above, the Staff has concluded that certain environmental-related proposals may focus on sufficiently significant social policy issues so as to preclude exclusion in certain circumstances. Nevertheless, the Staff also has consistently concurred that a proposal may be excluded in its entirety when it addresses ordinary business matters, even if it also touches upon a significant social policy issue. For example, in *Wal-Mart Stores, Inc.* (avail. Mar. 15, 1999), the Staff concurred that a company could exclude a proposal requesting a report to ensure that the company did not purchase goods from suppliers using forced labor, convict labor and child labor, because the proposal also requested that the report address ordinary business matters. In *General Electric Company* (avail. Feb. 10, 2000), the Staff concurred that GE could exclude a proposal requesting that it (i) discontinue an accounting technique, (ii) not use funds from the GE Pension Trust to determine executive compensation, and (iii) use funds from the trust as intended. The Staff concurred that the entire proposal was excludable under Rule 14a-8(i)(7) because a portion of the proposal related to ordinary business matters (*i.e.*, the choice of accounting methods). Similarly, in *Medallion Financial Corp.* (avail. May 11, 2004), in reviewing a proposal requesting that the company engage an investment bank to evaluate alternatives to enhance shareowner value, the Staff stated, "[w]e note that the proposal appears to relate to both extraordinary transactions and non-extraordinary transactions. Accordingly, we will not recommend enforcement action to the Commission if Medallion omits the proposal from its proxy materials in reliance on 14a-8(i)(7)."

Significantly, the proposal addressed in the *Exxon Mobil Corporation* letters was worded differently than the Proposal here, and did not seek information that implicated the company's ordinary business operations. Here, the information specifically called for by the Proposal – "3. Estimates of costs and benefits to GE of its climate change policy" – includes information relating to ordinary business matters. Accordingly, based on the precedents described above, we believe that the Proposal properly may be excluded from the 2006 Proxy Materials under Rule 14a-8(i)(7), and request that the Staff concur in our conclusion.

III. In the Alternative, GE May Exclude the Website Citation Pursuant to Rule 14a-8(i)(3).

If the Staff does not agree that the Proposal may be excluded pursuant to Rules 14a-8(i)(3), 14a-8(i)(6) or 14a-8(i)(7), we respectfully request that the Staff concur that GE, pursuant to Rule 14a-8(i)(3), may exclude the website address cited in the Proposal. Rule 14a-8(i)(3) permits a company to exclude portions of a shareowner proposal that are contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements. Staff Legal Bulletin No. 14 (CF) (July 13, 2001) section F.1. states that a website address may be excluded under Rule 14a-8(i)(3) where "information contained on the website . . . may be irrelevant to the subject matter of the proposal."

As noted above, the Proposal is preceded by a number of "Whereas" paragraphs. The first "Whereas" paragraph contains a statement that "[p]olicy based on faulty analyses or external pressure may reduce shareholder value," which statement is followed by "See http://www.FreeEnterpriseActionFund.com" as a supporting cite. As discussed below, GE believes this website citation is irrelevant to the subject matter of the Proposal and, if included in the 2006 Proxy Materials, would prove confusing and potentially misleading to GE's shareowners.

The Free Enterprise Action Fund's website describes the objectives of the Free Enterprise Action Fund, a for-profit mutual fund that, "seek[s] long-term capital appreciation through investment and advocacy that promote the American system of free enterprise." The linked website states that the Free Enterprise Action Fund is managed by Action Fund Management, LLC, and that one of the "principals" of Action Fund Management, LLC is the Proponent, Thomas Borelli. *See* Exhibit B, setting forth relevant pages from the Free Enterprise Action Fund website). The Free Enterprise Action Fund's website has no relevance to the statement in the "Whereas" paragraph that cites it. Thus, its inclusion in the supporting statement would prove confusing and potentially misleading to GE's shareowners, as it serves no purpose other than as an advertisement for a mutual fund sponsored by the Proponent. Therefore, the information contained in the link, therefore, is "irrelevant to the subject matter of" the Proposal. Staff Legal Bulletin No. 14 (July 13, 2001). Accordingly, if the Staff finds that the Proposal should not be excluded in its entirety on either of the above-described bases, we respectfully request that the Staff, pursuant to Rule 14a-8(i)(3), concur that GE may exclude the foregoing website citation from the Proposal.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if GE excludes the Proposal from its 2006 Proxy Materials. Pursuant to Rule 14a-8(j), enclosed herewith are six copies of this letter and its attachments. Pursuant to Rule 14a-8(j), this letter is being filed with the Commission no later than 80 calendar days before GE files its definitive 2006 Proxy Materials with the Commission. On behalf of GE, we hereby agree to promptly forward to the Proponent any Staff response to this no-action request that the Staff transmits by facsimile to us only.

Consistent with the provisions of Rule 14a-8(j), we are concurrently providing copies of this correspondence to the Proponent. We recognize that the Staff has not interpreted Rule 14a-8 to require proponents to provide GE and its counsel a copy of any correspondence that the proponent submits to the Staff. Therefore, in the interest of a fair and balanced process, we request that the Staff notify the undersigned if it receives any correspondence on the Proposal from the Proponent or other persons, unless that correspondence has specifically confirmed to the Staff that GE or its undersigned counsel have timely been provided with a copy of the correspondence. If we can provide additional correspondence to address any questions that the Staff may have with respect to this no-action request, please do not hesitate to call me at (202) 955-8671 or Thomas J. Kim, GE's Corporate and Securities Counsel, at (203) 373-2663.

Sincerely,

Ronald O. Mueller

ROM/sh
Enclosures

cc: Thomas J. Kim, General Electric Company
Thomas J. Borelli
Steven J. Milloy, Action Fund Management, LLC

Exhibit A

Thomas J. Borelli
173 Oakland Avenue
Eastchester, NY 10709
Tel: 914.793.2213
Fax: 914.931.5960

Post-it® Fax Note 7671	Date 10/31	# of pages ▶ 4
To BENJAMIN HEINEMAN	From TOM BORELLI	
Co./Dept	Co.	
Phone #	Phone # 301-258-2852	
Fax # 203-373-2884	Fax #	

October 31, 2005

Mr. Benjamin W. Heineman
Secretary
General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828

RECEIVED
OCT 31 2005
B. W. HEINEMAN, JR

Dear Mr. Heineman:

I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the General Electric Company ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission's proxy regulations.

I am the beneficial owner of approximately 85 shares of the Company's common stock, which shares have been held continuously for more than a year prior to this date of submission. I intend to hold the shares through the date of the Company's next annual meeting of shareholders. The attached letter contains the record holder's appropriate verification of my beneficial ownership of the afore-mentioned Company stock.

The Proposal is submitted in order to promote shareholder value by ensuring that Company policy on climate change is based on sound science and economic analyses.

My designated representative on this matter is Mr. Steven J. Milloy of Action Fund Management, LLC, 12309 Briarbush Lane, Potomac, MD 20854. Either I or Mr. Milloy will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions or wish to discuss the Proposal, please contact my Mr. Milloy at 301-258-2852. Copies of correspondence or a request for a "no-action" letter should be forwarded to Mr. Milloy, c/o Action Fund Management, LLC, 12309 Briarbush Lane, Potomac, MD 20854.

Sincerely,

Thomas J Borelli

Thomas J. Borelli
Owner of GE Common Stock

Enclosures: Shareholder Resolution: Global Warming Science
Letter from Merrill Lynch

Cc. Steven J. Milloy, Action Fund Management, LLC

Global Warming Science

Whereas:

GE's main responsibility is to create shareholder value. Company policy should be based on sound scientific and economic analyses and not appeasement of external activist groups. Policy based on faulty analyses or external pressure may reduce shareholder value. [See http://www.FreeEnterpriseActionFund.com.]

Whereas:

Calls to mitigate alleged manmade climate change rely on suppositions that manmade greenhouse gas (GHG) emissions significantly impact global climate; that such climate change will necessarily be undesirable; and that cost-effective action can mitigate undesirable climate change.

Whereas:

The GE 2005 Citizenship Report states that GE strives to base its public policy positions on sound facts, detailed analysis and consideration of competing values, and that GHG emissions need to be reduced around the world.

GE's Ecomagination initiative is partly based on the supposition that human activity harms global climate and that GHG emissions reductions will mitigate harm.

Ecomagination's public roll-out included the Word Resources Institute, an environmental organization supporting GHG emission reductions.

Resolved: That, by the 2006 annual shareholder meeting, the Board of Directors report to shareholders on the scientific and economic analyses relevant to GE's climate change policy, omitting proprietary information and at reasonable cost.

This report should discuss the:

1. Specific scientific data and studies relied on to formulate GE's climate change policy.

2. Extent to which GE believes human activity will significantly alter global climate, whether such change is necessarily undesirable and whether a cost-effective strategy for mitigating any undesirable change is practical.

3. Estimates of costs and benefits to GE of its climate change policy.

Supporting Statement:

Climate varies significantly because of natural causes. [National Academy of Sciences (NAS), Natural Climate Variability on Decade-to-Century Time Scales, 1995.] Twentieth century temperature trends do not correlate well with concurrent trends in manmade GHG emissions. [Sallie Baliunas, Lecture #758, Heritage Foundation, http://www.heritage.org/Research/EnergyandEnvironment/HL758.cfm.]

The mathematical models that attempt to predict future climate change resulting from manmade GHG emissions have not been validated against historical climate data [NAS, Reconciling Observations of Global Temperature Change, 2000.] No existing model predicts future global climate with certainty [NAS, Radiative Forcing of Climate Change: Expanding the Concept and Addressing Uncertainties, 2005.]

Warm periods are historically associated with human development and prosperity. The Vikings thrived in Greenland until the 14th century cold period known as the "Little Ice Age," when they abandoned settlements because of encroaching sea ice. The Little Ice Age persisted until the 19th Century and immediately preceded the current warming trend. [NAS 1995.]

The required GHG emission reductions of the Kyoto Protocol may "avoid" just a few hundredths of one degree Centigrade of warming through 2050 at an estimated cost of 0.2% to 2% of GDP per year. [United Nations, Third Assessment Report, 2001.]

The U.S. Senate has rejected mandatory limits on manmade GHG emissions as being too costly relative to uncertain benefits.

Jonathan Wolfe, CFP
Resident Director

Global Private Client Group

670 White Plains Road
Scarsdale, New York 10583
914 722 5218
888 279 2143 Toll Free
FAX 914 722 5259
jonathan_e_wolfe@ml.com

Merrill Lynch

October 15, 2005

Benjamin W. Heineman, Jr., Secretary
General Electric Company
3135 Easton Turnpike
Fairfield, Connecticut 06828

Re: Shareholder Proposal

Dear Mr. Heineman,

Merrill Lynch holds 85 shares of General Electric Company, which common stock is beneficially held for Thomas Borelli, the proponent of a shareholder proposal submitted to General Electric Company and submitted in accordance with Rule 14(a)-8 of the Securities and Exchange Act of 1934, and which common stock has been held continuously for more than a year prior to this date of submission. The shares of the Company stock held by Merrill Lynch were purchased for Mr. Borelli on March 10, 2004 and Merrill Lynch continues to hold the said stock.

Please contact me if there are any questions regarding this matter.

Sincerely,

Jonathan Wolfe
Resident Director

"We are providing the above information as you requested. The information is provided as a service to you and is obtained from sources we believe is accurate. However, Merrill Lynch considers your confirmations and monthly statements to be official documentation of your transactions."

Exhibit B


FREE ENTERPRISE
ACTION FUND

THE SOCIAL RESPONSIBILITY OF A BUSINESS IS TO INCREASE ITS PROFITS.

— MILTON FRIEDMAN, WINNER OF THE 1976 NOBEL PRIZE IN ECONOMICS

About the Fund

The Free Enterprise Action Fund is the first mutual fund to seek long-term capital appreciation through investment and advocacy that promote the American system of free enterprise.

Why the Free Enterprise Action Fund? Why now?
Corporations are increasingly under attack by the anti-business movement, i.e. social activists operating under the banners of "Corporate Social Responsibility" (CSR) and "Socially Responsible Investing" (SRI). Many of these activists' agendas and tactics threaten businesses, investor interests, jobs and the free enterprise system.

Why is "corporate social responsibility" a threat?
CSR activists circumvent our democratic process by trying to implement their social agendas through businesses rather the public political process. They try to force businesses to adopt policies and practices outside existing laws and regulations. These activists define what constitutes "corporate social responsibility" according to their own political and social beliefs, and then pressure corporate managements to adopt their agendas. Targeted corporations—fearing organized boycott, negative publicity, shareholder controversy, litigation, and/or product disparagement—often choose to appease these activists.

CSR distracts business from business. CSR activists and initiatives distract corporate managements from their traditional responsibility of operating businesses in the long-term best interests of investors. CSR can harm a company's ability to conduct business based on sound economics, sound science, and traditional business goals and practices.

Appeasement encourages more anti-business activism. Targeted businesses often implement CSR initiatives—which sometimes include giving money to anti-business activists—in an effort to appease activists, not because the programs make business sense, benefit shareholders, or even effectively address social or environmental good. Even after businesses adopt CSR policies, the activists often continue to criticize them and pursue more demands. Appeased activists are encouraged, not quieted. At best, appeasement is a short-sighted strategy that may have long-term adverse effects rippling beyond the bottom line of the targeted company, to other businesses in the same industry and related industries and, ultimately, to the American system of free enterprise.

End-run around democracy. Activists often resort to CSR when their social agendas are rejected in the public debate that makes up our democratic system. Failing to press government into action, frustrated activists resort to demanding private concessions from individual businesses and whole industries. For example, though the Kyoto treaty on global warming has been overwhelmingly rejected by the U.S. Senate (95-0) and the President, global warming activists are pressuring companies to implement the treaty on a private or business-by-business basis.

Why is "socially responsible investing" a potential threat?
So-called "socially responsible investing" (SRI) is the practice of investing based on exclusionary criteria—e.g., avoidance of companies in particular industries or companies otherwise in the disfavor of social activists. SRI funds reportedly controlled over $2 trillion in assets (1 in 9 dollars invested) in 2003. Though most SRI is not currently activist-oriented, **an estimated $448 billion in assets was reportedly controlled in 2003 by shareholder activists,** many of whom are anti-business.

SRI activists are increasingly pressuring business and government for CSR-type concessions. SRI activists pressure businesses on CSR-type issues. SRI investment managers have petitioned the Securities and Exchange Commission (SEC) to force businesses to disclose non-existent "liabilities" for global warming on their balance sheets. Perhaps even more alarming, SRI activists are also lobbying the SEC to change proxy voting rules so that they will be able to elect their own representatives to corporate boards.

Are CSR and SRI always bad?
No. Many businesses incorporate their social ideas as fundamental parts of their business plan specifically to appeal to like-minded consumers. In many situations, this is good business, good marketing and entirely consistent with the values of free enterprise—as is the SRI investor's right to invest in such businesses. The Free Enterprise Action Fund, however, is focused on taking on the anti-business movement—CSR and SRI activists who target companies for appeasements and concessions that are bad for business, bad for investors, and bad for the free enterprise system.

What are the Goals of the Free Enterprise Action Fund?

Our Investment Strategy. The Fund will invest in the common stock of companies generally found in the Fortune 500 and S&P 500. The Fund will seek to enhance the return of this portfolio with certain additional strategies more fully described in the Prospectus.

Our Advocacy. The Fund intends to utilize its status as an institutional shareholder to educate and persuade companies to focus on increasing shareholder value and profits rather than vainly trying to appease outside activists.

The Fund will direct advocacy and education efforts at corporate managements, institutional shareholders, the media and the public.

Our Contribution to Free Enterprise. By working to keep businesses focused on business rather than activist-defined CSR, the Fund aims to promote more generally our system of free enterprise.

Who will manage the Free Enterprise Action Fund?
The Fund is managed by Action Fund Management, LLC, a registered investment adviser. The principals of AFM are Thomas Borelli, PhD, and Steven Milloy, MHS, JD, LLM, who have 30 years of combined experience in public policy issues and advocacy. The Fund's sub-advisor is Thinkorswim Advisors, Inc. The Fund is distributed by BISYS Fund Services Limited Partnership.


invest for freedom™

What are the risks of investing?
Equity securities (stocks) are more volatile and carry more risk than other forms of investments, including investments in high-grade fixed income securities. The net asset value per share of this Fund will fluctuate as the value of the securities in the portfolio changes.

How do I invest in the Free Enterprise Action Fund?
To obtain a copy of the prospectus click here. To download our investor application forms click here. For a complete investor kit, send an e-mail request to info@freeenterpriseactionfund.com or you may call us at 1.800.766.3960 (Monday-Friday 8 a.m. - 6 p.m.) or write to us at Free Enterprise Action Fund, P.O. Box 182490, Columbus, OH 43218-2490.

An investor should consider the fund's investment objectives, risks, and charges and expenses carefully before investing or sending money. This and other important information about the Free Enterprise Action Fund can be found in the fund's prospectus. To obtain a prospectus, please call 1-800-766-3960 or click here. Please read the prospectus carefully before investing.


FREE ENTERPRISE
ACTION FUND

Free Enterprise Action Fund Warns Business Roundtable Member Companies To Focus On Real Business Growth Strategies, Not 'Feel-Good' Public Relations Stunts

For more info contact: Steve Milloy, 301-258-2852, steve@feafund.com

Washington DC (PRWeb) September 28, 2005 – Action Fund Management LLC (AFM), investment advisor to the Free Enterprise Action Fund (www.freeenterpriseactionfund.com), warned the 18 companies participating in the "sustainable growth" initiative recently announced by the Business Roundtable (BRT) to stop wasting corporate resources on superficial public relations efforts and to concentrate on genuine business development efforts that will increase shareholder value and benefit society.

"We are concerned that the BRT's CEOs seem to be more interested in public relations exercises of little real value than tackling the tougher challenges of real business growth," said Steven Milloy, managing partner of AFM and lead portfolio manager for the Free Enterprise Action Fund (FEAF).

The FEAF is a mutual fund seeking to provide investors with financial returns while persuading companies to focus on increasing shareholder value and profits rather than appeasing anti-business activists.

Last week the BRT announced its "S.E.E. Change" initiative, which is supposed to encourage U.S. companies to embrace strategies and projects that measurably improve Society, the Environment and the Economy." The BRT members involved include 3M, Alcoa, American Electric Power, Citigroup, Coca Cola, Dow, DuPont, Eastman Kodak, FPL Group, General Electric, General Motors, HSBC, ITT Industries, Office Depot, Procter & Gamble, Sun Microsystems, Weyerhaeuser and Xerox.

Except for HSBC, which is not U.S.-based, the FEAF owns less than one percent of the shares of each of the aforementioned companies. Under "S.E.E. Change," the BRT companies say they are aiming to adopt "sustainable growth" strategies for reducing energy consumption, providing clean water and for improving public health.

"First, we think a focus on reducing energy use is misplaced," said AFM managing partner Tom Borelli. Our society needs dramatically more affordable energy. Experts say worldwide demand for energy will triple by the year 2050.(1) In our view, energy efficiency is a short-term strategy that only operates at the margins. It's not a long-term, growth strategy for Fortune 500 businesses or society," added Borelli.

"If CEOs participating in the BRT initiative expect applause for tightening the screws and turning off the lights, they're sadly mistaken," said Milloy. We expect the CEOs to be working on strategies for real growth, not nickel-and-dime savings that don't in any significant way answer the question posed by the BRT in its full-page newspaper ads, "How can my company make the world a better place?" (2)

Ironically, BRT members are more likely contributing to global problems rather than alleviating them, according to AFM.

"Bowing to pressure from the Rainforest Action Network, "S.E.E. Change" participant Citigroup announced in 2004 that it would restrict lending for energy and land-use projects in the developing world. (3) ""Wealth equals health," said Borelli. If the people in the developing world are unable to obtain affordable energy and are blocked from developing their own natural resources, they'll never achieve the level of economic development needed to improve public health and protect the environment," added Borelli.

"S.E.E. Change" participants Alcoa, American Electric Power, Dupont, General Electric and Weyerhaeuser belong to the Pew Center on Global Climate Change. "The Pew Center advocates the Kyoto Protocol, the scientifically controversial global warming treaty estimated to reduce global economic growth by $150 billion to $350 billion per year.(4) We don't see how crippling the global economy is going to help anyone, especially when there doesn't seem to be a sound scientific basis for the Kyoto Protocol," said Milloy.

"If CEOs really want to act 'responsibly' toward their shareholders and society, they ought to use the engine of capitalism to leverage their resources and expertise to develop products and services that society wants and needs. In doing so, they would open new markets, create jobs and improve the global economy," said Borelli.

Citing the recent work of renowned economist Arthur Laffer, who reported earlier this year that there was no association between so-called "corporate social responsibility" initiatives and business profitability, (5) Milloy said, "Our society is in big trouble if 21st century CEOs see the public relations and the propagation of environmental and economic myths as the path toward profitability.

"S.E.E. Change?" asked Milloy. "Unless the BRT companies focus on business growth, we may need to "see change" in corporate management."

The Free Enterprise Action Fund seeks long-term capital appreciation through investment and advocacy that promote the American system of free enterprise. An investor should consider the fund's investment objectives, risks, and charges and expenses carefully before investing or sending money. This and other important information about the Free Enterprise Action Fund can be found in the fund's prospectus. To obtain a prospectus, please call 1-800-766-3960 or visit

www.FreeEnterpriseActionFund.com. Please read the prospectus carefully before investing.

Equity securities (stocks) are more volatile and carry more risk than other forms of investments, including investments in high-grade fixed income securities. The net asset value per share of this Fund will fluctuate as the value of the securities in the portfolio changes. The Free Enterprise Action Fund is a new fund with limited investment history and there is no guarantee that it will achieve its investment objectives.

The Free Enterprise Action Fund is advised by Action Fund Management, LLC., which receives a fee for its services, and is distributed by BISYS Fund Services Limited Partnership, which is not affiliated with Action Fund Management, LLC.

References:

1. Advanced Technology Paths to Global Climate Stability: Energy for a Greenhouse Planet. Martin I. Hoffert, Ken Caldeira, Gregory Benford, David R. Criswell, Christopher Green, Howard Herzog, Atul K. Jain, Haroon S. Kheshgi, Klaus S. Lackner, John S. Lewis, H. Douglas Lightfoot, Wallace Manheimer, John C. Mankins, Michael E. Mauel, L. John Perkins, Michael E. Schlesinger, Tyler Volk, and Tom M. L. Wigley Science Nov 1 2002: 981-987.
2. See BRT web site. http://www.businessroundtable.org/newsroom/document.aspx?qs=5786BF807822B0F1AD1438122FB51711FCF49DB
3. Rainforest Action Network and Citigroup Announce Enhanced Citigroup Environmental Policy. PR Newswire. January 22, 2004.
4. Kyoto Protocol Simply Wrong, Wrong, Wrong. Competitive Enterprise Institute. February 15, 2005. http://www.cei.org/utils/printer.cfm?AID=4405
5. Does Corporate Social Responsibility Enhance Buisness Profitability? Arthur B. Laffer, Andrew Coors, Wayne Winegarden. January 18, 2005.

###

The Free Enterprise Action Fund seeks long-term capital appreciation through investment and advocacy that promote the American system of free enterprise.

An investor should consider the fund's investment objectives, risks, and charges and expenses carefully before investing or sending money. This and other important information about the Free Enterprise Action Fund can be found in the fund's prospectus. To obtain a prospectus, please call 1-800-766-3960 or click here. Please read the prospectus carefully before investing.

Mutual fund investing involves risk, including loss of principal.

The Free Enterprise Action Fund is advised by Action Fund Management, LLC., which receives a fee for its services, and is distributed by BISYS Fund Services, LP, which is not affiliated with Action Fund Management, LLC.



STEVEN J. MILLOY
ATTORNEY AT LAW

12309 Briarbush Lane, Potomac, MD 20854
Tel: 301.258.2852
Fax: 301.330.3440
stevenmilloy@yahoo.com

December 20, 2005

BY HAND DELIVERY

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: General Electric Company; Shareowner Proposal of Thomas J. Borelli
Securities Exchange Act of 1934 – Rule 14a-8

Dear Ladies and Gentleman,

On behalf of Mr. Thomas J. Borelli, attached please find six (6) copies of Mr. Borelli's response to a December 9, 2005 request by the General Electric Company for a no-action letter from the Staff in connection with the above-captioned shareowner proposal.

Sincerely,

Steven J. Milloy

Enclosures

Cc: Thomas J. Borelli

STEVEN J. MILLOY
ATTORNEY AT LAW

12309 Briarbush Lane, Potomac, MD 20854
Tel: 301.258.2852
Fax: 301.330.3440
stevenmilloy@yahoo.com

December 20, 2005

BY HAND DELIVERY

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: General Electric Company; Shareowner Proposal of Thomas J. Borelli
Securities Exchange Act of 1934 – Rule 14a-8

Dear Ladies and Gentleman,

This letter is on behalf of my client, Mr. Thomas J. Borelli (the "Proponent"), in response to the December 9, 2005 request by the General Electric Company ("GE" or the "Company") for a letter from the staff of the Division of Corporate Finance (the "Staff") concurring with GE's view that the above-referenced Shareowner Proposal (the "Proposal") is excludable pursuant to Rule 14a-8, or in the alternative, that GE may exclude a certain website citation from the Proposal.

We believe the Proposal is not excludable for any of the reasons claimed by GE, nor is the website citation excludable.

THE PROPOSAL

The Proposal states in its entirety:

Global Warming Science

Whereas:

GE's main responsibility is to create shareholder value. Company policy should be based on sound scientific and economic analyses and not appeasement of external activist groups. Policy based on faulty analyses or external pressure may reduce shareholder value. [See http://www.FreeEnterpriseActionFund.com.]

Whereas:

Calls to mitigate alleged manmade climate change rely on suppositions that manmade greenhouse gas (GHG) emissions significantly impact global climate; that such climate change will necessarily be undesirable; and that cost-effective action can mitigate undesirable climate change.

Whereas:

The GE 2005 Citizenship Report states that GE strives to base its public policy positions on sound facts, detailed analysis and consideration of competing values, and that GHG emissions need to be reduced around the world.

GE's Ecomagination initiative is partly based on the supposition that human activity harms global climate and that GHG emissions reductions will mitigate harm.

Ecomagination's public roll-out included the World Resources Institute, an environmental organization supporting GHG emission reductions.

Resolved: That, by the 2006 annual shareholder meeting, the Board of Directors report to shareholders on the scientific and economic analyses relevant to GE's climate change policy, omitting proprietary information and at reasonable cost.

This report should discuss the:

1. Specific scientific data and studies relied on to formulate GE's climate change policy.

2. Extent to which GE believes human activity will significantly alter global climate, whether such change is necessarily undesirable and whether a cost-effective strategy for mitigating any undesirable change is practical.

3. Estimates of costs and benefits to GE of its climate change policy.

Supporting Statement:

Climate varies significantly because of natural causes. [National Academy of Sciences (NAS), Natural Climate Variability on Decade-to-Century Time Scales, 1995.] Twentieth century temperature trends do not correlate well with concurrent trends in manmade GHG emissions. [Sallie Baliunas, Lecture #758, Heritage Foundation, http://www.heritage.org/Research/EnergyandEnvironment/HL758.cfm.]

The mathematical models that attempt to predict future climate change resulting from manmade GHG emissions have not been validated against historical climate data [NAS, Reconciling Observations of Global Temperature Change, 2000.] No existing model predicts future global climate with certainty [NAS, Radiative Forcing of Climate Change: Expanding the Concept and Addressing Uncertainties, 2005.]

> Warm periods are historically associated with human development and prosperity. The Vikings thrived in Greenland until the 14th century cold period known as the "Little Ice Age," when they abandoned settlements because of encroaching sea ice. The Little Ice Age persisted until the 19th Century and immediately preceded the current warming trend. [NAS 1995.]
>
> The required GHG emission reductions of the Kyoto Protocol may "avoid" just a few hundredths of one degree Centigrade of warming through 2050 at an estimated cost of 0.2% to 2% of GDP per year. [United Nations, Third Assessment Report, 2001.]
>
> The U.S. Senate has rejected mandatory limits on manmade GHG emissions as being too costly relative to uncertain benefits.

RESPONSES TO GE's CLAIMS

I. The Proposal is not impermissibly vague or indefinite, and GE has the power to implement the Proposal.

The crux of GE's argument is that the Proposal's reference to the Company's "climate change policy" would be confusing to shareholders because, GE alleges that it "does not have a climate change policy" and so shareholders "could not know what actions GE would be expected to take in response to the Proposal, and GE would not know what actions would be expected of it if it sought to implement the Proposal."

Contrary to GE's claim: the Company has a climate change policy; the Company communicated its climate change policy to shareholders and the public, and took action to implement its climate change policy; and the Proposal unequivocally requests that GE take simple and straightforward actions to implement the Proposal.

GE's "climate change policy," in fact, has been made obvious to shareholders and the public by both the Company's words and actions.

In summary, GE's publicly announced climate change policy is that manmade emissions of greenhouse gases need to be reduced to avert harmful manmade climate change. This policy position has been widely communicated numerous times to shareholders and the public since at least May 2005 when GE announced its so-called "Ecomagination" marketing initiative.

A GE media release (Business Wire, May 9. 2005, 10:00 AM GMT) announced a joint press conference with the World Resources Institute – a nonprofit, public policy group that advocates the need to reduce greenhouse gas emissions – that would

> "discuss the need for both private sector and public policy leadership to address climate change and related issues confronting humankind."

A subsequent GE media release on the same day (Business Wire, May 9, 2005, 2:00 PM GMT) stated,

> "**Ecomagination is GE's commitment to address challenges such as the need** for cleaner, more efficient sources of energy, **reduced emissions** and abundant sources of clean water," [CEO Jeff] Immelt said. [Emphasis added]

GE acknowledges in its own publicly-available documents that it takes "positions on public policy issues," including issues concerning the environment. In Section 4 of the Company's *2005 GE Citizenship Report*, [available online at http://www.ge.com/files/usa/en/citizenship/pdfs/citizrep2005.pdf] which is entitled, "Public Policy," GE states that,

> **GE takes positions on public policy issues that affect the Company as a whole** (for example, trade, tax, **environmental** and justice issues) as well as its individual businesses (for example, healthcare policy, energy policy, communications policy). It is involved at both federal and state levels in the United States, as well as in major nations and regions around the globe.
>
> In developing these positions, GE proceeds from the general recognition that companies today operate in a mixed economy — with government performing vital functions in, for example, national defense, foreign policy, public order, market regulation, environmental protection, education and social safety net arenas. In performing those functions, government must also ensure that the engine of a free society — private economic activity — has the ability to innovate, invest and compete. **GE strives to advance balanced, long-term public policy positions that, while in GE's interest, are based on sound facts, detailed analysis and a weighing of important competing values that lie at the core of any complex public policy issue.** While differences on policy issues are a hallmark of free societies, GE seeks to advance positions that are responsibly developed and responsibly presented. [Emphasis added]

It is axiomatic that climate change is an "environmental" issue, one that the Company considers to be a "public policy" issue. In addition to the May 9, 2005 media releases, *supra,* Section 5.6.5 of the *2005 GE Citizenship Report* states that

> "Participating in efforts to discuss the difficult technological and ***policy issues*** raised by climate change in 2004, GE convened an Energy 2015 conference with its customers." [Emphasis added]

This statement further demonstrates GE's recognition that climate change is in the nature of a "policy" issue.

Moreover, GE has publicly announced a clear "policy" concerning climate change.

Section 5.6 of the 2005 *GE Citizenship Report*, entitled "Climate Change," states

> "There will continue to be an increasing need around the world to reduce greenhouse gases."

This is a clear statement of GE's policy on climate change – i.e., greenhouse gas emissions need to be reduced. That and similar statements by GE were widely distributed to shareholders and the public via its web site, media releases, news conferences, and interviews since May 9, 2005.

Moreover, GE's actions since May 9, 2005 further evidence its "climate change policy."

On July 13, 2005, GE joined the Pew Center on Global Climate Change's Business Environmental Leadership Council (the Pew Center"), a nonprofit public policy group that advocates the need for greenhouse gas emission reductions.

The Pew Center's media release (July 13, 2005) announcing GE's membership stated, in part:

> "When a company like GE stands up and says that climate change is a serious issue that demands immediate action, people tend to listen. As the newest member of our business environmental leadership council, we are pleased to have them at the table as we work to craft acceptable policy here in the United States and abroad.
>
> "Ecomagination is GE's commitment to address challenges such as the need for cleaner, more efficient sources of energy and reduced emissions," said Jeffrey Immelt, GE chairman and CEO. "It is time for the private sector to assume its rightful place as a major catalyst for environmental change. We believe that the growing market for environmental technology can get us where we need to be.
>
> "But industry cannot get there alone," Immelt continued. "We need to work in concert with the government and important groups like the Pew Center to promote and reward leadership. We are glad to join Pew's effort to work toward these goals – all keys for our shared future."

GE's membership in the Pew Center is an unequivocal and public manifestation of its policy that greenhouse gas emissions need to be reduced.

GE acknowledges in the *2005 GE Citizenship Report* that it joined the "Northeast Climate Group," a coalition of nine companies organized by the World Resources Institute, a public policy group that advocates the reduction of greenhouse gas emissions.

GE CEO Jeff Immelt has taken a public position advocating federal legislation to reduce greenhouse gas emissions, a stance widely reported in the media. For example,

> "Immelt said in the interview that he would like Congress to pass an energy bill that set "clear milestones" to reduce greenhouse gas emissions, so that companies would know clearly how to invest to achieve them." [Washington Post, May 10, 2005]

GE's public position on global warming has been widely publicized, most recently, in the *Economist* (Nov. 17, 2005):

> "It is therefore remarkable that Mr Immelt and other senior GE officials now publicly proclaim that global warming is real, and also call for American government regulations to deal with it... Mr Immelt is pushing for action by America's government on carbon emissions. And he wants to turn GE a deep shade of green... He is asking for government intervention on carbon emissions not just to help the planet..."

On GE's web site, the Company repeatedly states that its Ecomagination initiative is good public policy:

- "**Ecomagination is not only good for society,** it's good for business," explicitly linking Ecomagination with "good" public policy. [Emphasis added] [http://ge.ecomagination.com/@v=12092005_1800@/index.html, "Green is green" link, accessed 12-16-05]

- "**Ecomagination is our commitment to develop products and solutions that help** our customers, shareholders and **the public**." [Emphasis added] [http://ge.com/en/product/ecomagination/index.htm, accessed 12-16-05]

Regardless of how GE attempts to label its climate change policy, the Company has a clear and publicly expressed policy that manmade greenhouse gas emissions are harming global climate and must be reduced.

GE's attempt to distinguish a "climate change strategy" from a "climate change policy" amounts, for practical purposes, to a distinction without a difference, and constitutes an exaltation of the sort of form-over-substance that has long been abhorred and renounced by federal law and procedure, including federal securities laws and regulations.

GE also claims that "the Proposal is excludable under Rule 14a-8 because the Company alleges it is unable to determine what actions would be required by the Proposal and, thus, lacks the power to implement the Proposal." But contrary to GE's alleged confusion, the Proposal is quite straightforward.

The Proposal unequivocally requests that GE report to shareholders on the "scientific and economic analyses that serve as the bases for GE's climate change policy," which as described in the Proposal is, "based on the supposition that human activity harms global climate and that [greenhouse gas emissions] will mitigate harm." The Proposal further requests that, in the report, GE discuss the:

1. Specific scientific data and studies relied on to formulate GE's climate change policy.

2. Extent to which GE believes human activity will significantly alter global climate, whether such change is necessarily undesirable and whether a cost-effective strategy for mitigating any undesirable change is practical.

3. Estimates of costs and benefits to GE of its climate change policy.

There is nothing vague about the Proposal. GE's publicly announced policy is that human activity is adversely impacting global climate. The Proposal simply requests that GE report to shareholders on its scientific and economic rationale underlying the Company's climate change policy.

II. The Proposal is not excludable as pertaining to GE's ordinary business operations.

A. Climate change policy does not constitute ordinary business operations.

GE acknowledges in its letter (page 6) that the Staff already,

> "...has concluded that certain environmental-related proposals may focus on sufficiently significant social policy issues so as to preclude exclusion in certain circumstances."

As GE has already acknowledged – and touted – in its public statements, climate change is a significant social policy issue and GE's climate change policy does not involve ordinary business operations.

B. The Proposal Does Not Involve an Assessment of Risk with Respect to Ordinary Business Matters

GE claims that the Proposal is excludable because it allegedly seeks "detailed information on [GE's] assessment of the risks and benefits of aspects of it business operations that do not raise significant policy issues and instead delve into the minutiae and details of the ordinary conduct of business."

GE's climate change policy, particularly as it is embodied in the Company's Ecomagination initiative raises significant policy issues and cannot be considered as "minutiae and details of the ordinary conduct of business."

By taking a very public position on the scientific and political debate concerning climate change – including lobbying federal officials for climate change laws and regulations and participating in activist groups that advocate for climate change laws and regulations – GE has removed its climate change policy from the realm of "minutiae and details of the ordinary conduct of business." GE's climate change policy and Ecomagination are significant company positions and activities that the Company publicly touts will even benefit "society." [See e.g., *supra*, "Ecomagination is not only good for society... "]

Because GE's climate change policy is a significant policy and not "minutiae and details of the ordinary conduct of business," the Proposal is not excludable as an assessment of risk of ordinary business operations. The Proposal asks GE to report to shareholders on the costs and benefits to its shareholders of a significant policy position.

The Staff letters cited by GE are not applicable to the Proposal and do not serve as precedent because in none of the cases – i.e., *Wachovia Corp.*, *Chubb Corp.*, *Cinergy Corp.*, T*he Dow Chemical Company*, *Willamette Industries*, *Mead Corp.* and *Potlatch Corp.* – had any of those companies taken any affirmative steps to remove the underlying subjects of the various proposals out of the realm of ordinary business operations. GE, in contrast, has gone to great lengths to tout its climate change policy as a major change and undertaking.

GE's climate change policy is not an "ordinary business matter" and so the Proposal is not excludable on the grounds that it addresses an assessment of risk concerning ordinary business matters.

C. *The Proposal does not address ordinary business matters and is not excludable.*

The Proposal focus exclusively on GE's climate change policy. Climate change is a significant social issue. GE has repeatedly acknowledged that climate change is a significant social issue and has even touted that its climate change policy will benefit society.

The significant nature of the climate change issue and surrounding public debate, and GE's affirmative efforts to become involved in that debate and to influence it, entirely removes GE's climate change policy and actions from the realm of "ordinary business matters."

III. The citation to the website of the Free Enterprise Action Fund is not irrelevant and GE may not exclude it from the Proposal.

GE's incorrectly claims that the citation to the Free Enterprise Action Fund (the "Fund") website is irrelevant to the subject matter of the Proposal.

The Proposal states in part,

> Whereas:
>
> GE's main responsibility is to create shareholder value. Company policy should be based on sound scientific and economic analyses and not appeasement of external activist groups. Policy based on faulty analyses or external pressure may reduce shareholder value. [See http://www.FreeEnterpriseActionFund.com.]...

The Free Enterprise Action Fund's website contains numerous web pages with material relevant to, and supporting the above-captioned text. The web page at http://www.freeenterpriseactionfund.com/about.html, for example, discusses the problems associated with corporate managements appeasing external activists:

> **Why the Free Enterprise Action Fund? Why now?**
> Corporations are increasingly under attack by the anti-business movement, i.e. social activists operating under the banners of "Corporate Social Responsibility" (CSR) and "Socially Responsible Investing" (SRI). Many of these activists' agendas and tactics threaten businesses, investor interests, jobs and the free enterprise system.
>
> **Why is "corporate social responsibility" a threat?**
> CSR activists circumvent our democratic process by trying to implement their social agendas through businesses rather the public political process. They try to force businesses to adopt policies and practices outside existing laws and regulations. These

activists define what constitutes "corporate social responsibility" according to their own political and social beliefs, and then pressure corporate managements to adopt their agendas. Targeted corporations—fearing organized boycott, negative publicity, shareholder controversy, litigation, and/or product disparagement—often choose to appease these activists.

CSR distracts business from business. CSR activists and initiatives distract corporate managements from their traditional responsibility of operating businesses in the long-term best interests of investors. CSR can harm a company's ability to conduct business based on sound economics, sound science, and traditional business goals and practices.

Appeasement encourages more anti-business activism. Targeted businesses often implement CSR initiatives—which sometimes include giving money to anti-business activists—in an effort to appease activists, not because the programs make business sense, benefit shareholders, or even effectively address social or environmental good. Even after businesses adopt CSR policies, the activists often continue to criticize them and pursue more demands. Appeased activists are encouraged, not quieted. At best, appeasement is a short-sighted strategy that may have long-term adverse effects rippling beyond the bottom line of the targeted company, to other businesses in the same industry and related industries and, ultimately, to the American system of free enterprise.

The Free Enterprise Action Fund's website also contains the Fund's prospectus that provides more explanatory language for the above-caption Proposal text, including:

"Under the guise of activist-defined "corporate social responsibility" and other similarly-rooted social behavior concepts, social activists often attempt top persuade, pressure and compel corporate managements to take actions that may not be based on sound business practices, sound economics or sound science." [Free Enterprise Action Fund Prospectus, Page 4, http://www.freeenterpriseactionfund.com/pdfs/free_enterprise_prospectus.pdf].

The above-excerpted material, which is uniquely available on the Free Enterprise Action Fund's website, is relevant to the proposal because it establishes key philosophical underpinnings for the Proposal – that Company policy should be based on sound scientific and economic analyses and not appeasement of external activist groups.

In addition to the Proposal's discussion of scientific and economic information that tend to raise material questions about GE's climate change policy, GE's association with the afore-mentioned climate change activist groups – i.e., the Pew Center on Global Climate Change and the World Resources Institute – raises legitimate questions about the GE's decision-making process concerning its climate change policy.

GE's assertion that the citation is irrelevant because the Free Enterprise Action Fund is a for-profit mutual fund and that Proposal Proponent Mr. Thomas Borelli is one of the principals of Fund adviser Action Fund Management, LLC is not supported by any law, legal precedent, fact or common sense. The web site of the Free Enterprise Action Fund uniquely contains much material directly relevant to the section of the Proposal in question.

If the Staff deems necessary for purposes of clarification, we would be willing to amend the Proposal to include one or more specific citations to Free Enterprise Action Fund website pages in place of the address to the Fund's main page.

CONCLUSION

Based upon the forgoing analysis, we respectfully request that the Staff reject GE's request for the Staff to take no action if GE excludes the Proposal or omits the citation to the Free Enterprise Action Fund website from its 2006 Proxy Materials. Pursuant to Rule 14a-8(j), enclosed herewith a six copies of this letter and its attachments. A copy of this correspondence has been timely provided to GE and its counsel. In the interest of a fair and balanced process, we request that the Staff notify the undersigned if it receives any correspondence on the Proposal from GE or other persons, unless that correspondence has specifically confirmed to the Staff that the Proponent or the undersigned have timely been provided with a copy of the correspondence. If we can provide additional correspondence to address any questions that the Staff may have with respect to this correspondence or GE's no-action request, please do not hesitate to call me at 301-258-2852.

Sincerely,

Steven J. Milloy

Enclosures

Cc: Thomas J. Kim, General Electric Company
Ronald O. Mueller, Gibson, Dunn & Crutcher, LLP
Thomas J. Borelli

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 17, 2006

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: General Electric Company
Incoming letter dated December 9, 2005

The proposal requires the board of directors to report to shareholders, by the 2006 annual meeting of shareholders, on the scientific and economic analyses relevant to GE's climate change policy.

We are unable to concur in your view that GE may exclude the proposal or portions of the supporting statement under rule 14a-8(i)(3). Accordingly, we do not believe that GE may omit the proposal or portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that GE may exclude the proposal under rule 14a-8(i)(6). Accordingly, we do not believe that GE may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(6).

We are unable to concur in your view that GE may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that GE may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Mark F. Vilardo
Special Counsel